LANDS' END

Investor Presentation
JANUARY 2025

Forward Looking Statements

This presentation contains forward-looking statements that involve risks and uncertainties, including statements regarding: the Company's ability to execute its strategy and drive growth and value creation; the Company's long-term goals, principles, philosophies strategies and priorities; the Company's ability to build its brand, grow its customer base, and increase margins; the Company's plan to achieve its goals; the Company's ability to capitalize on strengths, simplify approach and drive profitability; the ability of Company strategy to drive higher quality sales and enhanced gross margins and more efficient inventory; the Company's ability to create more compelling customer journeys, continuously refresh its assortment with new styles, fabrics and colors and leverage data and analytics to support the execution of Company strategy; customer loyalty; digitally-native culture and approach; the Company's conversion rate; product durability; the Company's ability to meet its customers where they are and serve the whole family; increased reach and profitability resulting from an asset-light model; the ability of licensing to grow customer reach, maximize profitability with low capital investment and broaden reach with new categories; Company ability to develop products that are unique and bring quality service, value and innovation; and the ability of Lands' End Outfitters to engage customers, deliver high quality uniform solutions and drive shareholder value. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the Company may be unsuccessful in implementing its strategies or the strategies may not have their expected impact, global supply chain challenges and their impact on inbound transportation costs and delays in receiving product; disruption in the Company's supply chain, including with respect to its distribution centers, third-party manufacturing partners and logistics partners, caused by limits in freight capacity, increases in transportation costs, port congestion, other logistics constraints, and closure of certain manufacturing facilities and production lines due to public health crises and other global economic conditions; the impact of global economic conditions, including inflation, on consumer discretionary spending; the impact of public health crises on operations, customer demand and the Company's supply chain, as well as its consolidated results of operation, financial position and cash flows; the Company may be unsuccessful in implementing its strategic initiatives, or its initiatives may not have their desired impact on its business; the Company's ability to obtain additional financing on commercially acceptable terms or at all, including, the condition of the lending and debt markets; the Company's ability to offer merchandise and services that customers want to purchase; changes in customer preference from the Company's branded merchandise; the Company's results may be materially impacted if tariffs on imports to the United States increase and it is unable to offset the increased costs from current or future tariffs through pricing negotiations with its vendor base, moving production out of countries impacted by the tariffs, passing through a portion of the cost increases to the customer, or other savings opportunities; customers' use of the Company's digital platform, including customer acceptance of its efforts to enhance its eCommerce websites, including the Outfitters website; customer response to the Company's marketing efforts across all types of media; the Company's maintenance of a robust customer list; the Company's retail store strategy may be unsuccessful; the Company's Third Party channel may not develop as planned or have its desired impact; the Company's dependence on information technology; failure of information technology systems, including with respect to its eCommerce operations, or an inability to upgrade or adapt its systems; failure to adequately protect against cybersecurity threats or maintain the security and privacy of customer, employee or company information and the impact of cybersecurity events on the Company; fluctuations and increases in costs of raw materials as well as fluctuations in other production and distribution-related costs; impairment of the Company's relationships with its vendors; the Company's failure to compete effectively in the apparel industry; legal, regulatory, economic and political risks associated with international trade and those markets in which the Company conducts business and sources its merchandise; the Company's failure to protect or preserve the image of its brands and its intellectual property rights; increases in postage, paper and printing costs; failure by third parties who provide the Company with services in connection with certain aspects of its business to perform their obligations; the Company's failure to timely and effectively obtain shipments of products from its vendors and deliver merchandise to its customers; reliance on promotions and markdowns to encourage customer purchases; the Company's failure to efficiently manage inventory levels; unseasonal or severe weather conditions; natural disasters, political crises or other catastrophic events; the adverse effect on the Company's reputation if its independent vendors or licensees do not use ethical business practices or comply with contractual obligations, applicable laws and regulations; assessments for additional state taxes; incurrence of charges due to impairment of other intangible assets and long-lived assets; the impact on the Company's business of adverse worldwide economic and market conditions, including inflation and other economic factors that negatively impact consumer spending on discretionary items; the stock repurchase program may not be executed to the full extent within its duration due to business or market conditions or Company credit facility limitations; the ability of the Company's principal stockholders to exert substantial influence over the Company; and other risks, uncertainties and factors discussed in the "Risk Factors" section of the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2024. The Company intends the forward-looking statements to speak only as of the time made and does not undertake to update or revise them as more information becomes available, except as required by law.

LANDS' END

Lands' End is an iconic American brand that's ready for life's every journey.

We are executing our solutions-based, customer-centric strategy designed to drive growth and value creation across our **B2C** and **B2B** businesses.

Our B2C business reaches and engages with consumers where they are in the U.S. and internationally:

- Online via LandsEnd.com

- Online through Nordstrom, Macy's, Target, Amazon, Kohl's

- Physical presence in Club and Retail stores

Our B2B business, Lands' End Outfitters, provides brand enhancing apparel and uniforms to businesses and schools of all sizes, including:

- National accounts

- Small and mid-size businesses

- 5,000+ schools across the US

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Lands' End, Inc.

How We Work



Vision

OUR LONG-TERM GOAL

Be the Innovative, Solutions Brand for Life's Every Journey

Principles of Doing Business

OUR CORE PHILOSOPHIES – AS PEOPLE & AS A BRAND

1. Obsess Over Our Customer
2. Ensure Quality
3. Champion Innovation, Always
4. Build Relationships
5. Act With Integrity

Strategy

OUR PRIORITIES TO REACH OUR POTENTIAL

- Build the Brand
- Grow Our Customer Base
- Increase Margins

Approach

OUR PLAN TO ACHIEVE OUR GOALS

Customer First

Focus

Speed

Trust & Respect

Talent

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Our Three Strategic Pillars to Build the Lands' End Brand

We are capitalizing on our strengths, simplifying our approach and driving enhanced profitability.

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PRODUCT

Our solutions-focused merchandising strategy is **driving higher quality sales resulting in enhanced gross margins and more efficient inventory** across key items, categories and franchises:

| Swimwear *Leading Market Share* | Outerwear *Leading Market Share* | Bottoms *Loyalty Builder* | School/Business Uniforms *Recurring Revenue* |

CUSTOMER*

We are creating **more compelling journeys geared toward our targeted key customer cohorts** to drive higher quality sales with more productive inventories. Our lower inventory levels provide flexibility to continuously refresh our assortment with new styles, fabrics and colors.

| Loyal ~20 yr Tenure Customer | 20%+ Increase in New to File Customers | New Customers >10 yrs younger |

DIGITAL

We lead with a **digitally-native** culture and approach.

| 95% of our business is done online. | We are leveraging data and analytics to support the execution of our strategy. | Our conversion rate is consistently higher than apparel industry norms. |

* Customer metrics as of Fiscal 3Q24.

Our Promise

As we've evolved, our promise has endured and continues to guide us forward. We exist to help our customers be:








Ready for Life's Every Journey ™

We make sure you're prepared for anything—so you can ready, set, go.

Built to last with timeless style. Durable, classic, and trusted for the long-haul.

Versatile, adaptable, and made for the whole family. We go the distance every time.

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Our Business

We meet our customers where they are and serve the whole family.

Revenue by Business Unit *



US eCommerce 63%

Retail 3%

Third Party 10%
Licensing, Nordstrom, Macy's, Target, Amazon, and others

Outfitters 16%

International eCommerce 8%

US eCommerce Product Split *



Women 37%

Men 20%

Accessories 3%

Swim 17%

Outerwear 14%

Home 9%

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* All figures based on performance from Q4 2023 through Q3 2024.
US eCommerce excludes sales of kids and footwear products which have been transitioned to licensing arrangements.

Focused on asset-light model for increased reach and profitability.

Marketplaces

Expanded digital footprint and higher inventory utilization.

Approximately 70% of marketplace customers new-to-brand.

   

Licensing

Grow Customer reach across 1000s of physical doors driving profitability with low capital investment.

Broaden reach with new categories, for example, jewelry, luggage, and health and beauty.

   

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Outfitters

We Build Brands

With decades of experience in the uniform business, we are experts in outfitting, providing safe, stylish and functional uniforms.

We Go to the Ends of the Earth

As direct merchants our reach is truly global, allowing us to develop products that are unique to our client's brand.

Quality. Service. Value.

These Three Words Define Everything We Do
We bring quality to our products, and service, value and innovation to our clients.

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9

Differentiation with B2B Offering

Our transformative, customer-centric approach in Lands' End Outfitters better engages current and prospective customers of all sizes.



National Accounts

Collaborating with large businesses to deliver high quality uniform solutions under multi-year contracts.

   
   



Small & Mid-sized Businesses

150,000 accounts currently partnering with Lands' End across the US with 24,000 unique online storefronts that purchase over 2 million units annually.

Focus on business uniforms and other customized, company-branded goods.



School Uniform

5,000+ schools currently partnering with Lands' End across the US.

300K+ unique households serviced.

Full range of school uniform items available.

The Lands' End Outfitters Difference

We drive shareholder value through:

1. *Multi-year contracts*
2. *High switching costs*
3. *Higher customer touch points*

 *High entry barriers*

Custom Product Design

Unique apparel and other products custom-designed for our client's brand

Product Safety

300+ employees dedicated to sourcing and product testing

Digital Ordering Solutions

Customized storefronts that meet the needs of dynamic businesses

World-Class Service

Dedicated customer support team

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Financial Profile

Historical Revenue Performance

Mid-Single Digits
Gross Merchandise Value ("GMV")
YOY % Change



$1.56B Total

$167M International eCommerce	
$956M US eCommerce	
$48M Retail	
$119M Third Party	
$266M Outfitters	

FY 2022

$1.47B Total

$113M International eCommerce	
$930M US eCommerce	
$48M Retail	
$112M Third Party	
$270M Outfitters	

FY 2023

$1.44B Total

$111M International eCommerce	
$911M US eCommerce	
$47M Retail	
$134M Third Party	
$233M Outfitters	

TTM*

Historical Profitability Performance



$71M Adjusted EBITDA

$(13)M Net Loss
$(8)M Adjusted Net Loss

FY 2022



$84M Adjusted EBITDA

$(131)M Net Loss
$(5)M Adjusted Net Loss

FY 2023



$81M Adjusted EBITDA

$(21)M Net Loss
$3M Adjusted Net Income

TTM*

*TTM represents Q4 2023 through Q3 2024.
GMV is the total order value of all Lands' End branded merchandise sold to customers through our B2C and B2B channels, as well as the retail value of the merchandise sold through third party distribution channels.
2023 includes $107M impairment of goodwill in 3Q FY23 due to the decline of the stock price.
See Appendix for reconciliations of Adjusted EBITDA and Adjusted Net Loss to Net Income/(Loss).

Third Quarter Financial Profile

Historical Revenue Performance



$371M — 2022
$325M — 2023
$319M — 2024

Low-Double Digits Gross Merchandise Value ("GMV") YOY % Change

Historical Gross Profit and Gross Margin



$148M — 40.0% — 2022
$153M — 47.0% — 2023
$161M — 50.6% — 2024

Historical Profitability Performance




$17M Adjusted EBITDA
$(5)M Net Loss
$(2)M Adjusted Net Loss
2022

$17M Adjusted EBITDA
$(112)M Net Loss
$(4)M Adjusted Net Loss
2023

$20M Adjusted EBITDA
$(1)M Net Loss
$2M Adjusted Net Income
2024

Historical Inventory End of Period Balances



$565M — 2022
$422M — 2023
$336M — 2024

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2023 includes $107M impairment of goodwill in 3Q FY23 due to the decline of the stock price.
See Appendix for reconciliations of Adjusted EBITDA and Adjusted Net Loss to Net Income/(Loss).

13

Year-to-Date* Financial Profile

Historical Revenue Performance



Low-Single Digits Gross Merchandise Value ("GMV") YOY % Change

$1,026M — 2022
$958M — 2023
$921M — 2024

Historical Gross Profit and Gross Margin



$422M (41.1%) — 2022
$430M (44.9%) — 2023
$452M (49.1%) — 2024

Historical Profitability Performance



$46M Adjusted EBITDA — 2022
$(9)M Net Loss
$(6)M Adjusted Net Loss

$53M Adjusted EBITDA — 2023
$(122)M Net Loss
$(13)M Adjusted Net Loss

$49M Adjusted EBITDA — 2024
$(12)M Net Loss
$(5)M Adjusted Net Loss

Historical Inventory End of Period Balances



$565M — 2022
$422M — 2023
$336M — 2024

*YTD represents performance through the fiscal third quarter
Includes $107M impairment of goodwill in 3Q FY23 due to the decline of the stock price.
See Appendix for reconciliations of Adjusted EBITDA and Adjusted Net Loss to Net Income/(Loss).

Appendix

Full Year Reconciliation of Non-GAAP Measures

(in millions)	FY 2022	FY 2023	TTM 2024
Net Income/ (loss)	$(12.5)	$(130.7)	$(20.9)
Taxes	(2.1)	(1.1)	(7.0)
Interest	39.8	48.3	43.4
Depreciation	38.7	38.5	35.9
Goodwill & Long-Lived Asset Impairment	0.5	106.7	3.8
Other Adjustments	6.2	22.7	25.5
Adjusted EBITDA	**$70.5**	**$84.3**	**$80.6**

(in millions)	FY 2022	FY 2023	TTM 2024
Net Income/ (loss)	$(12.5)	$(130.7)	$(20.9)
Goodwill & Long-Lived Asset Impairment	0.5	106.7	3.8
Exit Costs for Licensed Products	-	9.3	10.0
Corporate Restructuring	-	7.3	9.1
Loss on Extinguishment of Debt	-	6.7	6.7
Lands' End Japan Closure	6.1	0.2	(0.3)
Tax Effects on Adjustments	(1.7)	(3.8)	(5.5)
Adjusted Net Income/ (loss)	**$(7.7)**	**$(4.8)**	**$2.9**

TTM represents Q4 2023 through Q3 2024.
2023 includes $107M impairment of goodwill in 3Q FY23 due to the decline of the stock price.

Third Quarter Reconciliation of Non-GAAP Measures

(in millions)	3Q 2022	3Q 2023	3Q 2024
Net Income/ (loss)	$(4.7)	$(112.4)	$(0.6)
Taxes	(3.6)	(0.5)	(0.7)
Interest	10.8	11.7	10.3
Depreciation	9.8	9.6	8.2
Goodwill & Long-Lived Asset Impairment	0.1	106.7	1.0
Other Adjustments	4.3	2.2	2.2
Adjusted EBITDA	**$16.7**	**$17.3**	**$20.3**

(in millions)	3Q 2022	3Q 2023	3Q 2024
Net Income/ (loss)	$(4.7)	$(112.4)	$(0.6)
Goodwill & Long-Lived Asset Impairment	0.1	106.7	1.0
Corporate Restructuring	-	2.3	1.8
Lands' End Japan Closure	3.9	-	-
Tax Effects on Adjustments	(1.0)	(0.2)	(0.4)
Adjusted Net Income/ (loss)	**$(1.7)**	**$(3.6)**	**$1.8**

2023 includes $107M impairment of goodwill in 3Q FY23 due to the decline of the stock price.

Year-to-Date* Reconciliation of Non-GAAP Measures

(in millions)	YTD 2022	YTD 2023	YTD 2024
Net Income/ (loss)	$(9.2)	$(122.1)	$(12.3)
Taxes	(6.3)	1.0	(4.9)
Interest	27.8	36.0	31.0
Depreciation	29.2	28.4	25.9
Goodwill & Long-Lived Asset Impairment	0.1	106.7	3.8
Other Adjustments	4.8	2.6	5.4
Adjusted EBITDA	**$46.3**	**$52.6**	**$48.9**

(in millions)	YTD 2022	YTD 2023	YTD 2024
Net Income/ (loss)	$(9.2)	$(122.1)	$(12.3)
Goodwill & Long-Lived Asset Impairment	0.1	106.7	3.8
Exit Costs for Licensed Products	-	-	0.7
Corporate Restructuring	-	2.7	4.5
Lands' End Japan Closure	3.9	0.1	-
Tax Effects on Adjustments	(1.0)	(0.2)	(1.8)
Adjusted Net Income/ (loss)	**$(6.2)**	**$(12.8)**	**$(5.1)**

*YTD represents performance through the fiscal third quarter and includes $107M impairment of goodwill in 3Q FY23 due to the decline of the stock price.